

DIVISION OF

CORPORATION FINANCE

Via U.S. Mail and Facsimile

Mail Stop 4631

March 9, 2010

Asher Atiah
President
Dynamic Ventures Corp.
4 Hachedvah Street
Netanya, Israel 42725

> **Re: Dynamic Ventures Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 2, 2010**
> **File No. 333-163913**

Dear Mr. Atiah:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Directors and Executive Officers, page 22</u>

1. Please update your disclosure to conform to the newly adopted amendments to Item 401(e) and (f) of Regulation S-K. For additional information, refer to Commission Release 33-9089 (Dec. 23, 2009).

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Lisa Haynes, Staff Accountant at (202) 551-3424 or Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

Cc: Michael S. Krome, Esq. (*Via facsimile 631/737-8382*)
       8 Teak Court
       Lake Grove, New York 11755